UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat announces the sale of its stake in Mediobanca S.p.A.

SIGNATURES

Fiat announces the sale of its stake in Mediobanca S.p.A.

Fiat sold its 1.83% equity stake in Mediobanca S.p.A. to Goldman Sachs International, realising a gain of approximately € 118 million. Settlement is expected to occur on 26 September 2007. Goldman Sachs International will place the shares with institutional investors.

Turin, September 20, 2007

The material set forth herein is for informational purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful. In particular, it is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The offer and sale of these shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent such registration other than pursuant to an applicable exemption from registration. There will be no public offering of the securities in the United States.

In the United Kingdom, this press release is directed only at persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”), (ii) persons falling within any of the categories of persons described in Article 49 of the Financial Promotion Order and (iii) any other persons to whom it may otherwise lawfully be directed.  Persons of any other description should not act upon this document.

In Italy, this press release is directed only to certain persons (other than natural persons) defined as professional investors in Section 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended, in accordance with Section 100, paragraph 1, lett. b) and Section 30, paragraph 2 of the Finance Act, such as authorized intermediaries, asset management companies, SICAVs (‘‘Societá di investimento a capitale variabile’’), pension funds, insurance companies, foreign persons who, pursuant to the law in force in their homecountry, carry on the activities carried on by the foregoing persons, companies and entities that issue financial instruments traded in regulated markets, companies registered under articles 106, 107 and 113 of the Banking Act, financial salespersons, natural persons who document their possession of professional qualifications referred to in the Finance Act in relation to the persons performing administrative, managerial or control functions in registered securities dealing firms (‘‘Societá di intermediazione mobiliare’’ or ‘‘SIMs’’), banking foundations and companies or legal persons possessing specific expertise and experience in matters of transactions in financial instruments expressly declared in writing by their legal representative.

Goldman Sachs International is regulated by the Financial Services Authority for the conduct of UK business. Goldman Sachs International is acting for the sellers and no one else in connection with the offer described herein and will not be responsible to anyone other than the sellers for providing the protections afforded to its clients or for providing advice in relation to the offer.

Not for release or distribution, directly or indirectly, in or into the United States, Canada, Japan or Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 21, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney